UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

      BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐   No ☒

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498

Email: ellils@bsi.co.il

Blue Square Announces the exact sum of Dividend per share/ADS to be paid

Rosh Ha'ayin, Israel, February 11, 2010 - Blue Square - Israel Ltd.  (NYSE:BSI) (the "Company") announced today further to its announcement dated January 14, 2010, that due to conversion of debentures, the cash dividend that was declared on January 14, 2010, and is to paid on February 25, 2010  will be in the sum of  NIS 1.7043168  per share / ADS (the equivalent of  approximately U.S. $0.45 per share/ADS, based on yesterday's representative rate of exchange).

Following the dividend distribution, the conversion ratio of the Company's 5.9% convertible debentures issued in August 2003 (outstanding principal amount of NIS 7,464,560.49 as of February 11, 2010) will be adjusted on February 12, 2010, due to the dividend described above. Following the adjustment, each NIS 18.390 par value of the convertible debentures will be convertible into one ordinary share of the Company.

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Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 205 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

Dated: February 11 , 2010